SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. ("Company" or "Eletrobras") communicated on June 5, 2018 through a Relevant Fact, the granting by the Judge of  Court of the 49th Labor Court of Rio de Janeiro of urgency protection, rendered in the lawsuit: 0100071-78.2018.5.01.0049, determining that the Company and the other defendants (Amazonas Distribuidora de Energia S.A. – AMAZONAS ENERGIA, Centrais Elétricas de Rondônia - CERON, Companhia de Eletricidade do Acre – ELETROACRE, Companhia Energética de Alagoas – CEAL and Companhia Energética do Piauí – CEPISA), "refrain from proceeding with the privatization process, in order to present individually or collectively, within a period of up to 90 (ninety) days, a study on the impact of privatization in the current labor contracts".

In addition, the Company hereby informs its shareholders and the market in general that this decision was subject of a writ of mandamus filed by Eletrobras and the injunction filed was rejected by the Rapporteur Prosecutor.

On the other hand, the Federal Government has filed a request for a suspension of security (case: 0002121-22.2018.5.01.0000) in order to stop the earlier protection granted and, on this date, the President of the Regional Labor Court of the 1st Region has complied the request to suspend the injunction that prevented the continuation of the privatization process of the Distribution Companies.

Thus, Eletrobras will resume the procedures related to the privatization of the referred Distributors.

Rio de Janeiro, June 11, 2018

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.